EXHIBIT 99.1

GOLD STANDARD ANNOUNCES US$ 25.8 MILLION 2018 DEVELOPMENT AND EXPLORATION PROGRAM FOR THE RAILROAD PROJECT, CARLIN TREND, NEVADA

Drilling to focus on Dark Star and Pinion development and Jasperoid Wash exploration

February 26, 2018 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company) today announced plans for the 2018 development and exploration program on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.  The US$25.8 million program includes an estimated 74,800 m of reverse-circulation (RC) and core drilling in 381 holes.  Infill and development work at Dark Star and Pinion is expected to account for approximately 40,800m of drilling in 296 holes while exploration should add another 34,000m of drilling in 85 holes.

The 2018 program objectives are: (1) infill and development drilling at the Dark Star and Pinion oxide gold deposits to reduce drill spacing to approximately 30m and convert resources to the Measured and Indicated categories; (2) exploration drilling at Jasperoid Wash to reduce drill spacings and provide requisite data for a maiden resource estimate by the end of 2018; and (3) drilling to test new high-value targets at Dixie, the Dark Star Corridor, Ski Track and elsewhere within the Railroad District.  Funding for this program was obtained in a private placement and public offering financing dated February 22, 2018 and funding from a previous financing dated October 28, 2016.
Jonathan Awde, CEO and Director of Gold Standard commented: “This year’s program is designed to add maximum value to the Railroad project for our shareholders. We expect to achieve significant resource growth while also reducing risk and establishing the outstanding economic potential of the oxide gold deposits we have discovered and developed. We also expect to make further new discoveries, as we have each of the last five years.”

Key Highlights for 2018 include:

Development
•
At the Dark Star deposit, complete up to 171 infill RC and core holes (approximately 24,800 m) to reduce drill spacing to approximately 30m in critical portions of the deposit and to provide additional core for metallurgical testing.  Initial 2017 infill drilling in the northern portion of Dark Star intersected 237.8m of 2.96 g Au/t, including 93.0m of 5.06 g Au/t in DS17-35 and 141.8m of 3.32 g Au/t, including 25.9m of 8.63 g Au/t in DS17-37 (see January 23, 2018).  Results from both drill holes substantially outperformed the resource block model based on three criteria: 1) mineralization begins at or near the current topographic surface, which is shallower than predicted by the model; 2) higher average gold grades and; 3) gold mineralization extends 35 to 42m below the resource block model.

•
At the Pinion deposit, complete up to 104 infill RC and core holes (approximately 10,600 m) to reduce drill spacing to approximately 30m in critical portions of the deposit and to provide additional core for metallurgical testing.

•	A PEA for the Dark Star and Pinion resources is scheduled for completion during the second half of 2018. In advance of the PEA, new resource estimates will be completed at Dark Star and Pinion.

•	Complete approximately 5,400m of drilling in 21 drill holes for geotechnical and hydrological characterization studies at Dark Star and Pinion.

District Exploration

•
At the Jasperoid Wash target, complete about 13,000m of RC and core drilling in at least 30 holes to expand areas of known shallow oxide gold mineralization, reduce drill spacing to approximately 100m, provide core for metallurgical testing, and test new targets. This work is expected to yield this deposit’s first resource estimate. Drilling will follow-up on 2017 drilling results of 103.7m of 0.56 g including 30.5m of 0.93 g Au/t in JW17-01 (see October 5, 2017 news release); 54.9 m of 0.89 g Au/t including 12.2m of 1.66 g Au/t in JW17-04, 30.5m of 0.73 g Au/t in JW17-08 and 77.7m of 0.48 g Au/t in JW17-10 (see January 11, 2018 news release).  Current drilling by Gold Standard and historical drilling by Westmont drilling have outlined a zone approximately 750m long (striking north-northeast) by 350m wide (east-west) of near-surface, shallow, oxide gold mineralization that remains open in all directions.  Results to date are reminiscent of early-stage drill results at Dark Star in 2015.

•
At the Dixie and Dark Star Corridor targets, drill up to 27 RC and core holes (about 11,100 m). Both targets appear to have substantial new resource potential. Based on previous drilling, gold mineralization at Dixie extends for approximately 2,000m (north-south) by 450m (east-west), and it remains open in multiple directions.  Drilling in 2018 will continue to test targets south of Dixie within the Dark Star Corridor, and also to the west where favorable Penn-Perm carbonate rocks are altered, folded and crosscut by faults and igneous dikes.

•
At the Ski Track target, 3km northwest of Jasperoid Wash, early stage geologic mapping along a north-northwest-striking structural corridor has identified altered carbonate rocks that are similar to the Pennsylvanian-Permian rocks that host gold mineralization at Jasperoid Wash and Dark Star.  Detailed mapping, follow-up sampling and CSAMT are planned to define drill targets.  Up to 16 RC scout holes (about 3,900 m) are allocated for Ski Track.

•	Complete up to 12 holes (approximately 6,000m) at the Dark Star and East Graben to test targets defined by gravity, CSAMT and seismic interpretations between the Pinion and Dark Star deposits.

•
Complete two east-west seismic lines at North Bullion to refine subsurface geology and identify targets north and west of the current resource.  Results of this program may lead to mud rotary scout drilling in the autumn of 2018.

Royalty Buydown and Environmental Permitting

•	Approximately US$3.5M will be used to buy down a strategic net smelter royalty (NSR) from 5% to 2%. The NSR covers portions of the Dark Star and Pinion gold deposits.

•	About US$870K will be allocated to ongoing environmental studies, monitoring and permitting in the greater Dark Star and Pinion area.

Mac Jackson, Gold Standard’s Vice President of Exploration stated: “We are looking forward to starting our 2018 program and picking up where we left off in 2017 with our best oxide intercepts to date at Dark Star and Jasperoid Wash.  Our primary goal is to add to our oxide resources and push them toward development.  We’ll also advance new targets through early stage geologic work to drilling, as we work to make the next discovery on our 80 square mile Railroad-Pinion property on the prolific Carlin Trend.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored.  A blank or certified reference material was inserted approximately every tenth sample.  The RC samples were delivered to either ALS Minerals or Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized.  Resulting sample pulps were shipped to either ALS Minerals or Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC.  Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements were determined by ICP analysis.  Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services or Minex of Elko, NV.  Final collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au.  The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:  604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com